Filed Pursuant to Rule 433

Registration No. 333-185311

March 4, 2015

Term Sheet

(To preliminary prospectus supplement dated March 4,

2015 and prospectus dated December 6, 2012)

$750,000,000

3.000% Notes due 2025

TERM SHEET

Issuer:	CME Group Inc.

Security Type:	SEC Registered Senior Unsecured Notes

Expected Ratings:	Moody’s — Aa3 (Stable Outlook) / S&P — AA- (Stable Outlook)

Trade Date:	March 4, 2015

Settlement Date:	March 9, 2015 (T+3)

Principal Amount:	$750,000,000

Maturity:	March 15, 2025

Interest Rate Per Annum:	3.000%

Interest Payment Dates:	Semiannually, on March 15 and September 15 of each year

First Interest Payment Date:	September 15, 2015

Optional Redemption:	Make-whole redemption at any time prior to December 15, 2024 at a discount rate of Treasury plus 15 bps. Redemption at par at any time commencing on December 15, 2024.

Public Offering Price:	99.811%

Proceeds to CME Group Inc. (before estimated expenses, after underwriting discount):	$743,707,500

Treasury Benchmark:	2.000% due February 15, 2025

Treasury Benchmark Price and Yield:	98-29/2.122%

Re-offer Spread vs. Treasury:	90 bps

Yield to Maturity:	3.022%

Mandatory Offer to Repurchase Notes:	In the event of a “Change of Control Triggering Event” (as defined in the preliminary prospectus supplement) at 101% of the principal amount, plus accrued and unpaid interest

Day Count:	30/360

Payment Business Days:	New York

Payment Convention:	Following, Unadjusted

Minimum Denomination / Multiples:	$2,000 / $1,000

CUSIP / ISIN:	12572QAG0/ US12572QAG01

Joint Book-Running Managers:

Barclays Capital Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Lloyds Securities Inc.

Mitsubishi UFJ Securities (USA), Inc.

Wells Fargo Securities, LLC

Co-Managers:	U.S. Bancorp Investments, Inc. Morgan Stanley & Co. LLC Blaylock Beal Van, LLC The Williams Capital Group, L.P.

*NOTE: A SECURITIES RATING IS NOT A RECOMMENDATION TO BUY, SELL, OR HOLD SECURITIES AND MAY BE SUBJECT TO REVISION OR WITHDRAWAL AT ANY TIME.

The third paragraph under “Description of the Notes—The Trustee” in the preliminary prospectus supplement is amended by adding the following sentence immediately after the first sentence of such paragraph:

U.S. Bancorp Investments, Inc., an affiliate of the Trustee, is one of the underwriters in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847 or calling or e-mailing Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or dg.prospectus_requests@baml.com.

This communication should be read in conjunction with the preliminary prospectus supplement dated March 4, 2015 and the accompanying prospectus dated December 6, 2012.